NHI

Q2 2016 SUPPLEMENTAL



TABLE OF CONTENTS

2   Overview

3   Summary Information

4   Performance

5   Investments

7   Financial

8   Capital Structure

9   Industry Partners

10   RIDEA Relationship

11   RIDEA Operating Performance

12   Leadership

13   Balance Sheets

14   Statements of Income

15   FFO, AFFO & FAD

16   Portfolio Information

17   Reconciliations

18   Definitions

Forward looking statements and risk factors:

This Supplemental Information and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements made, or to be made, by our senior management contain certain "forward-looking" statements as that term is defined by the Private Securities Litigation Reform Act of 1995. All statements regarding our expected future financial position, results of operations, cash flows, funds from operations, continued performance improvements, ability to service and refinance our debt obligations, ability to finance growth opportunities, and similar statements including, without limitations, those containing words such as "may," "will," "believes," anticipates," "expects," "intends," "estimates," "plans," and other similar expressions are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from those projected or contemplated in the forward-looking. Such risks and uncertainties include, among other things, the risks which are described under the heading "Risk Factors" in Item 1A in our Form 10-K for the year ended December 31, 2015. In this Supplemental Information, we refer to non-GAAP financial measures. These non-GAAP measures are not prepared in accordance with generally accepted accounting principles. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is included in this presentation. Throughout this presentation, certain abbreviations and acronyms are used to simplify the format. A list of definitions is provided at the end of this presentation to clarify the meaning of any reference that may be ambiguous. Unless otherwise noted, all amounts are unaudited and are as of or for the year-to-date period ended June 30th 2016.

Cover Photo: Bickford of Oswego, operated by Bickford Senior Living

OVERVIEW

NATIONAL HEALTH INVESTORS, INC. (NYSE: NHI), is a real estate investment trust specializing in sale-leaseback, joint-venture, mortgage and mezzanine financing of need-driven and discretionary senior housing and medical investments. NHI's portfolio consists of independent, assisted and memory care communities, entrance-fee retirement communities, skilled nursing facilities, medical office buildings and specialty hospitals.

HIGHLIGHTS

- Diversified portfolio of exceptional healthcare properties
- Conservatively managed balance sheet
- Industry leading FFO growth
- Strong growing dividend with low payout ratio



PARTNERS[1]

SLM, 3%   East Lake, 4%   Small, 2%
LCS, 3%   NHC, 16%
HSM, 3%   Brookdale, 2%
Other, 11%   CHS, 2%
   LTC, 1%
   Ensign, 9%
Bickford, 15%
SLC, 14%   Holiday, 15%

Regional 49%   Small 6%
Public 30%   National Private Chain 15%



ASSETS[1]

REIT Dividends & Other, 2%
Senior Living Campus, 5%
Assisted Living, 23%   Skilled, 32%
Independent Living, 16%   Hospital & MOB, 4%
   Entrance-Fee, 18%

Sr. Hsng. Need-Driven 28%
Sr. Hsng. Discretionary 34%   Medical 36%

[1]Based on annualized cash revenue of $236,129,000 for contracts in place at June 30, 2016

AS OF AUG 4, 2016

Senior Housing 126
Skilled Nursing 73
Hospital 3
Medical Office 2

204 Properties

31 Operating Partners

32 States

SUMMARY INFORMATION
(dollar and share amounts in thousands)

	Quarter Ended / As Of				
	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015
Balance Sheet Data[1]					
Gross cost of real estate assets	$ 2,348,021	$ 2,113,873	$ 2,095,866	$ 2,088,622	$ 1,984,078
Total assets	2,335,454	2,159,234	2,133,218	2,123,775	2,003,079
Total liabilities	1,156,811	1,019,545	990,758	1,079,108	956,571
Total noncontrolling interests	9,072	9,117	9,168	9,762	9,824
Total stockholder's equity attributable to NHI	1,169,571	1,130,572	1,133,292	1,034,904	1,036,683
Operating Data					
Total revenue	$ 61,204	$ 59,018	$ 58,703	$ 58,282	$ 56,313
Rental revenue - GAAP	57,028	55,074	54,824	54,459	52,670
Straight-line rents	5,297	5,286	6,131	6,184	6,219
Rental revenue - Cash	51,731	49,788	48,693	48,275	46,451
Adjusted EBITDA	58,796	55,693	55,124	56,253	53,525
Interest expense	10,666	10,262	10,158	9,772	9,287
General & administrative expense	2,120	2,929	2,469	1,691	2,514
Funds from operations per diluted common share	1.45	1.16	1.80	1.22	1.17
Normalized FFO per diluted common share	1.22	1.16	1.17	1.21	1.15
Normalized AFFO per diluted common share	1.10	1.04	1.03	1.07	1.01
Normalized FAD per diluted common share	1.11	1.07	1.04	1.08	1.02
Regular dividends declared per common share	0.90	0.90	0.85	0.85	0.85
Capitalization[1]					
Common shares outstanding at end of each period	39,155	38,404	38,397	37,566	37,566
Market value of equity at end of each period	$ 2,940,149	$ 2,554,634	$ 2,337,225	$ 2,159,669	$ 2,340,362
Total debt	1,072,835	937,138	914,443	999,793	883,290
Net debt	1,068,959	908,330	901,157	985,512	879,997
Total market capitalization, including net debt	4,009,108	3,462,964	3,238,382	3,145,181	3,220,359
Ratios[1]					
Interest coverage ratio	5.5x	5.4x	5.4x	5.8x	5.8x
Fixed charge coverage ratio	5.8x	5.7x	6.1x	6.1x	6.2x
Net debt to adjusted EBITDA (annualized)[2]	4.4x	4.1x	4.1x	4.4x	4.1x
Dividend payout ratio for normalized FFO	73.8 %	77.6 %	73.3 %	70.2 %	73.9 %
Dividend payout ratio for normalized AFFO	81.8 %	86.5 %	83.3 %	79.4 %	84.2 %
Dividend payout ratio for normalized FAD	81.1 %	84.1 %	82.5 %	78.7 %	83.3 %
Net debt as a percentage of market capitalization	26.7 %	26.2 %	27.8 %	31.3 %	27.3 %
Secured debt as a percentage of net debt	11.6 %	13.7 %	13.8 %	12.7 %	14.2 %
Portfolio Statistics					
Number of properties	202	190	189	188	183
RIDEA average occupancy	88.7 %	88.8 %	87.8 %	86.3 %	85.8 %
RIDEA EBITDARM	$ 7,857	$ 7,397	$ 6,805	$ 7,168	$ 6,903

[1]All periods presented reflect the adoption of ASU 2015-03 which is described in
Note 13 of our consolidated financial statements for the quarter ended June 30, 2016
[2]See our form 10-Q for the quarter ended June 30, 2016 for further information
 regarding our calculation of Adjusted EBITDA on an annualized basis.

PERFORMANCE

Normalized FFO / Share (CAGR) — NHI vs Peer Avg



Peer Average Source: Wells Fargo Securities; based on mid-point of 2015 guidance and reported normalized FFO

Dividends — Regular Special Expected



10-Year Total Return

NHI
398%

MSCI US REIT Index
91%

S&P 500 TR Index
96%



Dividends / Share (CAGR) — NHI vs Peer Avg



Peer Average Source: Wells Fargo Securities; based on peer company projections and dividend history

WE INVEST IN RELATIONSHIPS, NOT JUST PROPERTIES

- Focused on growing with our operating partners and select new customers
- Diversified investment plan emphasizing private pay senior housing properties
- Experienced operators with proven record of quality care and value creation

Investment History*



Legend:
- Existing Relationship
- New Relationship
- 10-Year Treasury
- WACY

*average age of properties acquired since 2009 is **13 years**; total portfolio average age is **23 years**
**includes transactions as of August 4



INVESTMENT STRUCTURE

- REIT Dividends, 1%
- Notes, 6%
- RIDEA, 14%
- Lease, 79%

($, in 000's)	Asset Type	Investment Type	Units	Location	Yield	Total	Funded	Remaining
Recent Investments								
Ensign Group	SNF	Lease	931	TX	8.40%[1]	$ 118,500	$ (118,500)	$ -
Bickford Senior Living	SHO	Lease	277	IA, IL, NE	7.25%	89,900	(87,500)	2,400
Bickford Senior Living	SHO	Construction Loan	60	IL	9.00%	14,000	(1,037)	12,963
Senior Living Management	SHO	Mortgage Notes	246	FL	8.25%	24,500	(12,500)	12,000
East Lake Management Group	SHO	Lease	477	CT	7.00%	66,300	(66,300)	-
Woodland Village	SHO	Lease	98	WA	7.25%	9,813	(9,813)	-
Senior Living Communities	SHO	Construction Loan	186	SC	10.00%	14,000	(2,109)	11,891
						$ 337,013	$ (297,759)	$ 39,254
Development Activity								
Life Care Services	EFC	Construction Loan	120	WA	8.00 %	$ 94,500	$ (84,692)	$ 9,808
Life Care Services	EFC	Senior Note	220	WA	6.75 %	$ 60,000	$ (28,000)	$ 32,000
Bickford Senior Living	SHO	RIDEA Development	300	IL, VA	9.00 %	$ 55,000	$ (34,536)	$ 20,464
Senior Living Communities	SHO	Construction Loan	N/A	Various	7.49 %	$ 15,000	$ (12,467)	$ 2,533
Various	SHO	Renovation & Construction	N/A	Various	Various	$ 16,400	$ (3,545)	$ 12,855

[1] Includes existing properties leased to Ensign. NHI basis in 15-property lease portfolio is $211 million with new annual lease payment of $17.75 million.

A DISCIPLINED APPROACH TO VALUE CREATION

- Low Leverage Balance Sheet
- Staggered Long-Term Debt Maturities
- Target 60/40 Equity/Debt Funding Mix



Normalized FFO (per diluted share) Dividend Payout



Adjusted EBITDA (millions)

**annualized



Normalized AFFO (per diluted share)

*Normalized FFO and Normalized AFFO are mid-point of guidance range

CAPITAL STRUCTURE



DEBT[1]

- Unsecured, Variable, 18%
- Secured, Fixed, 11%
- Unsecured, Fixed, 71%



Fixed Charge Coverage

	2013	2014	2015	Q2 2016
	12.8x	7.9x	6.1x	5.8x



Net Debt to Adjusted EBITDA (*annualized)

	2013	2014	2015	2016*
	3.4x	4.2x	4.2x	4.4x

($, in 000's)		Amount	Rate[2]	% of Total	Maturity
Secured Debt					
Fixed Rate					
HUD Mortgage Loans	$	46,228	4.04%	4.2%	20 years
Fannie Mae Mortgage Loans		78,084	3.79%	7.2%	9 years
Total Secured Debt		124,312			
Unsecured Debt					
Fixed Rate					
Term Loans		575,000	4.03%	52.7%	7 years
Convertible Senior Notes		200,000	3.25%	18.3%	5 years
Variable Rate					
Revolving Credit Facility		191,000	1.97%	17.6%	4 years
Total Unsecured Debt		966,000			
Subtotal		1,090,312	3.51%	100.0%	
Note Discounts		(6,825)			
Unamortized Loan Costs		(10,652)			
Total Debt	$	1,072,835			

[1] excludes impact of unamortized discounts and loan costs;
[2] weighted average

BEST-IN-CLASS OPERATORS

We partner with best-in-class operators of independent living, assisted living and memory care, skilled nursing, medical office building, and specialty hospital facilities.

(#) indicates the number of properties; excludes development and lease-up properties

* based on trailing twelve months; full portfolio coverage 1.92x; SNF includes NHC coverage of 3.80x & 3.91x for the T12 periods ending Q1 '16 and Q1 '15, respectively.

** SHO includes coverage of 1.31x and 1.33x for Q1 '16 & Q1 '15, respectively, for need driven properties and 1.18x and 1.17x for Q1 '16 & Q1 '15 , respectively, for discretionary properties

Stabilized Lease Portfolio EBITDARM Coverage*   Q1 '15   Q1 '16

	SHO (104)**	SNF (64)	HOSP (3)	MOB (2)
Q1 '15	1.24	3.10	2.39	8.13
Q1 '16	1.23	2.97	2.62	8.28



	NHC	HOLIDAY RETIREMENT	Bickford	SENIOR LIVING COMMUNITIES	ENSIGN GROUP
Ownership	Public	Private National	Private	Private	Public
Market Focus	SNF / SHO	SHO	SHO	SHO	SNF
7-Year Investment	$37.4m	$492.9m	$423.7m	$505.0m	$242.8m
% of Revenue[1]	16 %	15 %	15 %	14 %	9%

	East Lake	HSM	LCS	SLM	BROOKDALE SENIOR LIVING SOLUTIONS
Ownership	Private	NFP	Private National	Private	Public
Market Focus	SHO	SNF	SHO	SHO	SHO
7-Year Investment	$133.2m	$67.0m	$112.7m	$16.3m	$15.3m
% of Revenue[1]	4 %	3 %	3 %	3 %	2 %

[1] based on annualized cash revenue of $236,129,000 for contracts in place at June 30, 2016

RIDEA RELATIONSHIP



NHI Annual Revenue from Bickford (millions, *annualized)



Iowa	9	Nebraska	3
Indiana	6	Ohio	2
Illinois	7	Kansas	2
Michigan	4	Development	4

Bickford Senior Living manages and operates over 50 Independent Living, Assisted Living, and Memory Care branches throughout the country and has experience in constructing over 150 of these types of communities for various owners. Their mission: "Bickford exists to enrich HAPPINESS in the lives of our residents, our beloved friends. Happiness is a very personal thing and it has become our mission to discover what that is for each of our residents, based on their life story, their expressed wishes and desires, even based on their day." As part of a joint venture relationship, NHI owns 85% of the operations and real estate in 33 Bickford communities, including one in lease-up, and four locations currently in development, while affiliates of Bickford Senior Living own 15% and manage the communities. Our RIDEA structure is designed to follow the fundamental elements of a triple-net lease. Within the RIDEA with Bickford, our agreements also enforce growth through a hybrid feature providing a preferred payment stream subject to 3% escalation and payable first to NHI among the joint venture partners. As operations season and lease-up among our new developments is completed, we expect our share of RIDEA operating income to become more stable.

RIDEA OPERATING PERFORMANCE

Quarter over Quarter	Total		Same Store		Lease Up properties[2]	
	Q2 2016	Q2 2015	Q2 2016	Q2 2015	Q2 2016	Q2 2015
Number of Properties	32	31	31	31	1	—
Number of units	1,606	1,514	1,514	1,514	92	—
Average unit occupancy	88.7 %	85.8 %	88.4 %	85.8 %	93.1 %	—
Average monthly RPU[1]	$4,941	$4,796	$5,013	$4,796	$3,828	—
Operating revenue	$21,116	$18,685	$20,132	$18,685	$983	—
Less: operating expenses	$13,259	$11,782	$12,587	$11,782	$671	—
EBITDARM	$7,857	$6,903	$7,545	$6,903	$312	—

Sequential Quarter	Total		Same Store		Lease Up properties[2]	
	Q2 2016	Q1 2016	Q2 2016	Q1 2016	Q2 2016	Q1 2016
Number of Properties	32	32	31	31	1	1
Number of units	1,606	1,606	1,514	1,514	92	92
Average unit occupancy	88.7 %	88.8 %	88.4 %	88.6 %	93.1 %	91.8 %
Average monthly RPU[1]	$4,941	$4,860	$5,013	$4,917	$3,828	$3,961
Operating revenue	$21,116	$20,791	$20,132	$19,787	$983	$1,004
Less: operating expenses	$13,259	$13,394	$12,587	$12,712	$671	$682
EBITDARM	$7,857	$7,397	$7,545	$7,075	$312	$322

Trailing 12 Months as of June 30	Total	
	2016	2015
Number of Properties	29	29
Number of units	1,355	1,355
Average unit occupancy	87.4 %	86.0 %
Average monthly RPU[1]	4,970	4,834
Operating revenue	$70,594	$67,612
Less: operating expenses	$45,075	$42,043
EBITDARM	$25,519	$25,569

Trailing 12 months includes properties operating in the portfolio for at least 24 months

[1] revenue per occupied unit; calculation includes mid-quarter acquisitions
[2] lease up properties include acquisitions & developments that have been in the portfolio for less than 5 quarters

LEADERSHIP



Eric Mendelsohn
President & CEO

INVESTING IN RELATIONSHIPS

Creating shareholder value through selective growth



Kristin S. Gaines
Chief Credit Officer



Roger R. Hopkins
Chief Accounting Officer



Kevin Pascoe
EVP, Investments



John Spaid
EVP, Finance



Colleen Sullivan
Director, Investor Relations



Jerry Taylor
Director, Business Development



Ron Reel
Controller

Analyst Coverage

Juan Sanabria | Bank of America Merrill Lynch   John Kim | BMO Capital Markets   John Roberts | J.J.B. Hilliard W.L. Lyons   Peter Martin | JMP Securities   Jordan Sadler | Key Banc Capital Markets   Rich Anderson | Mizuho Securities   Chad Vanacore | Stifel, Nicolaus & Company   Todd Stender | Wells Fargo Securities

Investor Relations

National Health Investors, Inc. | 222 Robert Rose Drive | Murfreesboro, Tennessee 37129 | 615.890.9100
csullivan@nhireit.com | www.nhireit.com



BALANCE SHEETS

(in thousands, except per share amounts)

		June 30, 2016		December 31, 2015
Assets				
Real estate properties				
Land	$	163,476	$	137,532
Buildings and improvements		2,156,763		1,945,323
Construction in progress		27,782		13,011
		2,348,021		2,095,866
Less accumulated depreciation		(281,963)		(259,059)
Real estate properties, net		2,066,058		1,836,807
Mortgage and other notes receivable, net		160,062		133,714
Cash and cash equivalents		3,876		13,286
Marketable securities		23,751		72,744
Straight-line rent receivable		62,034		59,777
Equity-method investment and other assets		19,673		15,544
Assets held for sale, net		-		1,346
Total Assets	$	2,335,454	$	$2,133,218
Liabilities and Stockholders' Equity				
Debt	$	1,072,835	$	914,443
Accounts payable and accrued expenses		26,235		19,397
Dividends payable		35,239		32,637
Lease deposit liabilities		21,275		21,275
Real estate purchase liabilities		750		750
Deferred income		477		2,256
Total Liabilities		1,156,811		990,758
Commitments and Contingencies				
National Health Investors Stockholders' Equity:				
Common stock, $.01 par value; 60,000,000 shares authorized;				
39,154,872 and 38,396,727 shares issued and outstanding, respectively		392		384
Capital in excess of par value		1,135,726		1,085,136
Cumulative dividends in excess (deficit) of net income		27,379		19,862
Accumulated other comprehensive income		6,074		27,910
Total National Health Investors Stockholders' Equity		1,169,571		1,133,292
Noncontrolling interest		9,072		9,168
Total Equity		1,178,643		1,142,460
Total Liabilities and Equity	$	2,335,454	$	2,133,218

STATEMENTS OF INCOME

Quarter Ended June 30		2016		2015
Revenues				
Rental income	$	57,028	$	52,670
Interest income from mortgage and other notes		3,232		2,521
Investment income and other		944		1,122
		61,204		56,313
Expenses				
Depreciation		14,695		13,004
Interest, including amortization of debt discount and issuance costs		10,666		9,287
Legal		124		75
Franchise, excise and other taxes		273		217
General and administrative		2,120		2,514
Loan and realty losses (recoveries)		14,726		(491)
	$	42,604	$	24,606
Income before equity-method investee, TRS tax benefit, investment and other gains and noncontrolling interest		18,600		31,707
Income (loss) from equity-method investee		(57)		(283)
Income tax benefit (expense) of taxable REIT subsidiary		23		113
Investment and other gains		26,415		—
Net income		44,981		31,537
Less: net income attributable to noncontrolling interest		(386)		(355)
Net income attributable to common stockholders	$	44,595	$	31,182
Weighted average common shares outstanding:				
Basic		38,520,221		37,566,221
Diluted		38,561,384		37,607,117
Earnings per common share:				
Net income attributable to common stockholders - basic	$	1.16	$	.83
Net income attributable to common stockholders - diluted	$	1.16	$	.83

FFO, AFFO & FAD

(in thousands, except share and per share amounts)

Quarter Ended June 30		2016		2015
Net income attributable to common stockholders	$	44,595	$	31,182
Elimination of certain non-cash items in net income:				
Depreciation		14,695		13,004
Depreciation related to noncontrolling interest		(308)		(278)
Net Gain on sales of real estate		(2,928)		—
Funds from operations		56,054		43,908
Gain on sale of marketable securities		(23,487)		—
Non-cash write-off of straight-line rent receivable		8,326		—
Write-off of lease intangible		6,400		—
Revenue recognized due to early lease termination		(303)		—
Recovery of previous write-down		—		(491)
Normalized FFO		46,990		43,417
Straight-line lease revenue, net		(5,297)		(6,220)
Straight-line lease revenue, net, related to noncontrolling interest		(10)		15
Amortization of original issue discount		285		274
Amortization of debt issuance costs		586		586
Amortization of debt issuance costs related to noncontrolling interest		(9)		(9)
Normalized AFFO		42,545		38,063
Non-cash share-based compensation		251		233
Normalized FAD	$	42,796	$	38,296

BASIC				
Weighted average common shares outstanding		38,520,221		37,566,221
FFO per common share	$	1.46	$	1.17
Normalized FFO per common share	$	1.22	$	1.16
Normalized AFFO per common share	$	1.10	$	1.01
Normalized FAD per common share	$	1.11	$	1.02
DILUTED				
Weighted average common shares outstanding		38,561,384		37,607,117
FFO per common share	$	1.45	$	1.17
Normalized FFO per common share	$	1.22	$	1.15
Normalized AFFO per common share	$	1.10	$	1.01
Normalized FAD per common share	$	1.11	$	1.02
Payout ratios				
Regular dividends per common share	$	0.90	$	0.85
Normalized FFO payout ratio per diluted common share		73.8%		73.9%
Normalized AFFO payout ratio per diluted common share		81.8%		84.2%
Normalized FAD payout ratio per diluted common share		81.1%		83.3%

PORTFOLIO INFORMATION

Tenant Purchase Options

Asset Type	Number of Facilities	Lease Expiration	1st Option Open Year	Current Cash Rent	% of Total[1]
MOB	1	February 2018	Open	$ 702,000	0.3%
HOSP	1	September 2027	2018	2,237,000	1.0%
ALF	8	December 2024	2020	3,984,000	1.8%
HOSP	1	March 2025	2020	1,765,000	0.8%
SLC	3	June 2025	2020	4,683,000	2.1%
EFC	2	May 2031	2021	3,941,000	1.8%
Various	9	-	Thereafter	11,357,000	5.1%
					12.9%

[1]based on annualized cash rent of $236,129,000

Lease Maturities (annualized cash rent; $ in thousands)

SHO SNF OTHER



# of properties:	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	Thereafter
	1	8	2	-	6	2	4	2	8	9	110

RECONCILIATIONS

	Properties	Units/Sq. Ft*	YTD Revenue	YTD Straight Line	YTD Cash Revenue	Full Year Impact	Annualized Cash Revenue
Leases							
Senior Housing - Need Driven							
Assisted Living	75	3,654	$ 24,321	$ 1,082	$ 23,239	$ 30,440	$ 53,679
Senior Living Campus	9	1,224	6,691	614	6,077	6,078	12,155
Total Senior Housing - Need Driven	84	4,878	31,012	1,696	29,316	36,518	65,834
Senior Housing - Discretionary							
Independent Living	29	3,212	22,958	4,546	18,412	19,685	38,097
Entrance-Fee Communities	9	2,064	19,757	3,608	16,149	19,432	35,581
Total Senior Housing - Discretionary	38	5,276	42,715	8,154	34,561	39,117	73,678
Total Senior Housing	122	10,154	73,727	9,850	63,877	75,635	139,512
Medical Facilities							
Skilled Nursing	67	8,687	32,880	489	32,391	40,985	73,376
Hospitals	3	181	3,846	176	3,670	3,670	7,340
Medical Office Buildings	2	88,517*	500	(15)	515	515	1,030
Total Medical Facilities	72		37,226	650	36,576	45,170	81,746
Total Continuing Leases	194		$ 110,953	$ 10,500	$ 100,453	$ 120,805	$ 221,258
Current Year Disposals			1,149	83	1,066	(1,066)	-
Total Lease Revenue			112,102	10,583	101,519	119,739	221,258
Mortgages and Other Notes Receivable							
Senior Housing - Need Driven	1	70	$ 192		$ 192	$ 191	$ 383
Senior Housing - Discretionary	1	400	3,710		3,710	3,710	7,420
Medical Facilities	6	450	589		589	590	1,179
Other Notes Receivable	—	—	1,833		1,833	1,681	3,514
Total Mortgages	8	920	$ 6,324		$ 6,324	$ 6,172	$ 12,496
Investment and Other Income			1,796		1,796	579	2,375
Total Revenue			120,222	10,583	109,639	126,490	236,129

DEFINITIONS

Annualized Revenues
The term Annualized Revenue refers to the amount of revenue that our portfolio would generate if all leases and mortgages were in effect for the twelve-month calendar year, regardless of the commencement date, maturity date, or renewals. Therefore, annualized revenue is used for financial analysis purposes, and is not indicative of actual or expected results.

Adjusted EBITDA & EBITDARM
We consider Adjusted EBITDA to be an important supplemental measure because it provides information which we use to evaluate our performance and serves as an indication of our ability to service debt. We define Adjusted EBITDA as consolidated earnings before interest, taxes, depreciation and amortization, including amounts in discontinued operations, excluding real estate asset impairments and gains on dispositions and certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing Adjusted EBITDA for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs. Since others may not use our definition of Adjusted EBITDA, caution should be exercised when comparing our Adjusted EBITDA to that of other companies.

EBITDARM is earnings before interest, taxes, depreciation, amortization, rent and management fees.

CAGR
The acronym CAGR refers to the Compound Annual Growth Rate. The compound annual growth rate represents the year-over-year growth rate over a specified time period.

Normalized FFO, AFFO & FAD
These operating performance measures may not be comparable to similarly titled measures used by other REITs. Consequently, our FFO, normalized FFO, normalized AFFO & normalized FAD may not provide a meaningful measure of our performance as compared to that of other REITs. Since other REITs may not use our definition of these operating performance measures, caution should be exercised when comparing our Company's FFO, normalized FFO, normalized AFFO & normalized FAD to that of other REITs. These financial performance measures do not represent cash generated from operating activities in accordance with generally accepted accounting principles ("GAAP") (these measures do not include changes in operating assets and liabilities) and therefore should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP as a measure of liquidity, and are not necessarily indicative of cash available to fund cash needs.

FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") and applied by us, is net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures, if any. The Company's computation of FFO may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or have a different interpretation of the current NAREIT definition from that of the Company; therefore, caution should be exercised when comparing our Company's FFO to that of other REITs. Diluted FFO assumes the exercise of stock options and other potentially dilutive securities. Normalized FFO excludes from FFO certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing FFO for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs.

We believe that FFO and normalized FFO are important supplemental measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative, and should be supplemented with a measure such as FFO. The term FFO was designed by the REIT industry to address this issue.

We believe that normalized AFFO is an important supplemental measure of operating performance for a REIT. GAAP requires a lessor to recognize contractual lease payments into income on a straight-line basis over the expected term of the lease.

This straight-line adjustment has the effect of reporting lease income that is significantly more or less than the contractual cash flows received pursuant to the terms of the lease agreement. GAAP also requires the original issue discount of our convertible senior notes and debt issuance costs to be amortized as a non-cash adjustment to earnings. Normalized AFFO is useful to our investors as it reflects the growth inherent in our contractual lease payments without the distortion caused by non-cash amortization.

We believe that normalized FAD is an important supplemental measure of operating performance for a REIT, also providing a useful indicator of the ability to distribute dividends to shareholders.

Facility Types
SHO - Senior housing   HOSP - Hospital
EFC - Entrance Fee Community   MOB - Medical office building
SNF -Skilled nursing facility

Fixed Charges
The term Fixed Charges refers to interest expense and debt principal.

Peer Average
The peer average calculations provided by Wells Fargo Securities include the following diversified healthcare REITs:

Ventas, Inc.   LTC Properties, Inc.   Sabra Health Care REIT, Inc.
HCP, Inc.   Health Care REIT, Inc.

Stabilized Lease
A newly acquired triple-net lease property is generally considered stabilized upon lease -up (typically when senior-care residents occupy at least 85% of the total number of certified units over at least a 12 month period) Newly completed developments, including redevelopments, are considered stabilized upon lease-up, as described above.

Total Return
The term Total Return refers to the total return an investor would have realized on an annual basis over a certain period assuming that all dividends are reinvested on the dividend payment date.

RIDEA
Our joint ventures are designed to be compliant with the provisions of the REIT Diversification and Empowerment Act of 2007, or RIDEA.

WACY
The acronym WACY refers to Weighted Average Cash Yield, which is the anticipated rate of return upon initial investment excluding the impact of any discounts received or premiums paid.



Q2 2016 SUPPLEMENTAL